UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        Schedule 13D

        Under the Securities and Exchange Act of 1934
                   (Amendment No.        )



Name of Issuer: HERC Products Inc.

Title of Class of Securities: common

Cusip Number: 404165102

Name, Address and Telephone Number of Person authorized to
receive notices and communications:   Kenneth E. Leopold,
Senior Attorney, c/o Neuberger&Berman, LLC, 605 Third
Avenue, NY, NY 10158

Date of Event  which requires Filing  of this statement:
January 6, 1998

If the filing person has previously filed a statement on
schedule 13g to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
Note: Six copies of this statement , including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13 D

CUSIP NO.  404165102

1.Name of Reporting Person
   S.S. or IRS identification NO. of Above Person
     Norman H. Pessin
     SS # ###-##-####

2.Check the appropriate box if a member of a group* a b

3. Sec use only

4.Source of funds*
     P.F.O.O.

5.Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6. Citizenship or place of organization
     U.S.A.

7. Sole Voting Power
     422,500

8.Shared voting power
     0

9.Sole dispositive power
     422,500

10. Shared dispositive power
     0

11. Aggregate amount beneficially owned by each reporting
person
     422,500
12.Check box if the aggregate amount in row 11 excludes certain shares*

13. Percent of class represented by amount in row 11.
     5.13%

14.Type of  reporting person*
          IN
ITEM 1 Security and Issuer

This statement related to the common stock (the "Shares") of HERC Products Inc. (the "Company"). The Address of the principal executive offices of the company is 2202 W. Lone
Cactus Drive #15, Phoenix, AZ  85027-2621.

ITEM 2 Identity and Background

A) The name of the individual filing this statement is Norman H. Pessin

B) The business address of Norman H. Pessin is: c/o
Neuberger&Berman, LLC, 605 Third Avenue, New York, New York
10158-3698.

C) Norman H. Pessin is a Principal of Neuberger & Berman, LLC ("N&B"), a limited liability company organized under the laws of the State of Delaware. N&B is a registered broker/dealer and registered investment advisor which conducts a general brokerage, dealer and investment advisory business. This filing is made by Mr. Pessin individually and not in his capacity as Principal of N&B. The shares are held individually by Mr. Pessin and others. The firm of N&B has no voting or dispositive power regarding these shares.

D) During the last five years Norman H. Pessin has not been convicted in a criminal proceeding(excluding traffic violations or similar misdemeanors).

E) During the last five years Norman H. Pessin has not been a party to a civil proceeding as a result of which he is subject to judgement, decree or order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

F) Norman H. Pessin is a United States citizen.


ITEM 3  Source and Amounts of Funds

Norman H. Pessin owns 422,500 Shares for his personal account. The 422,500 Shares owned by Norman H. Pessin are held in "street name" and are part of his cash account at Neuberger & Berman, LLC. The Shares were acquired in several open market transactions, purchased between October
28, 1997 and January 6, 1998, for a total purchase cost of $298,006, including transaction charges. Those Shares acquired were purchased with his personal funds.


ITEM 4 Purpose of Transaction

Norman H. Pessin purchased the shares for investment purposes only. He does not have any plans or proposals which relate to or would result in any of the activities or matters referred to in paragraphs (a) through (j), inclusive of item 4 of Schedule 13D.


ITEM 5 Interest in Securities of the Issuer

A) Norman H. Pessin is the beneficial owner of 422,500 shares which represents 5.13% of the 8,230,588 shares outstanding.

B) Norman H. Pessin has the sole power to dispose of 422,500 shares and has shared dispositive power with regard to 0 shares. Norman H. Pessin has sole voting power with regard to 422,500 shares and has shared voting power with regard to 0 shares.


C) During the 60 days surrounding the event triggering this filing. Norman H. Pessin effected 17 open market transactions in the shares. The trade dates and prices are noted below:

     Trade Date     B/S  Shares         Price
     11/10/97       B    20,000         0.75
     11/11/97       B    12,000         0.625
     11/17/97       B    20,000         0.6125
     11/18/97       B    29,000         0.5647
     11/19/97       B    20,000         0.48
     11/24/97       B    20,000         0.5312
     11/25/97       B    15,000         0.5312
     12/08/97       B    25,000         0.5937
     12/10/97       B    70,000         0.5
     12/15/97       B    5,000          0.5
     12/16/97       B    15,000         0.5
     12/18/97       B    6,500          0.5312
     12/22/97       B    10,000         0.5312
     12/29/97       B    55,000         0.402
     12/30/97       B    35,000         0.3125
     01/05/98       B    35,000         0.5312
     01/06/98       B    30,000         0.5


ITEM 6 Contracts, Agreements, Understandings or Relationship with Respect to
Securities of Issuer

There are no agreements, contracts or understandings of any kind between Norman H. Pessin and any other person with regard to the shares or the issuer.

ITEM 7 Material to be filed as Exhibits

There are no materials to be filed as exhibits.

Signatures

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:___________                  ___________________
                                   Norman H. Pessin